CUSIP No. 221774102	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cotton States Life Insurance Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

221774102

(CUSIP Number)

Wendy Chamblee	Thomas O. Powell, Esq.
Shield Insurance Company	Troutman Sanders, LLP
244 Perimeter Center Parkway, N.E.	600 Peachtree Street, N.E.
Atlanta, Georgia 30346	Suite 5200
(770) 391-8903	Atlanta. Georgia 30308
(404) 885-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221774102	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shield Insurance Company

I.R.S. Identification No. 58-0910530

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF	7	SOLE VOTING POWER	0 Shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	2,102,385 Shares
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	0 Shares
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	2,102,385 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,102,385 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2%

14	TYPE OF REPORTING PERSON

IC

CUSIP No. 221774102	13D

Item 1. Security and Issuer

     The title of the class of securities to which this Schedule 13D relates is common stock, par value $1.00 per share (“Common Stock”), of Cotton States Life Insurance Company, a Georgia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 244 Perimeter Center Parkway, N.E., Atlanta, GA 30346.

Item 2. Identity and Background

(a)  This statement is filed by and on behalf of Shield Insurance Company, a Georgia corporation (“Shield” or the “Reporting Company”). Set forth on Schedule I, attached hereto and incorporated by this reference, is the name, present principal occupation or employment and business address of each officer and director of the Reporting Company as of the date hereof. The Reporting Company is a wholly-owned subsidiary of Cotton States Mutual Insurance Company, a Georgia domiciled mutual property and casualty insurance company (“Cotton States Mutual”). Set forth on Schedule II, attached hereto and incorporated by this reference, is the name, present principal occupation or employment and business address of each officer and director of the Cotton States Mutual as of the date hereof. The Reporting Company, Cotton States Mutual and each officer and director of the Reporting Company and Cotton States Mutual are referred to collectively herein as “Reporting Persons.”

(b)  The business address of the Reporting Company and Cotton States Mutual is 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

(c)  The Reporting Company is engaged primarily in the business of selling standard private passenger automobile coverage. Cotton States Mutual is engaged primarily in the business of selling property and casualty insurance, including preferred private passenger auto and homeowner products.

(d)  Neither the Reporting Company, Cotton States Mutual nor, to the Reporting Company’s knowledge, any individual listed on Schedules I or II is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)  Neither the Reporting Company, Cotton States Mutual nor, to the Reporting Company’s knowledge, any individual listed on Schedules I or II is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)  To the Reporting Company’s knowledge, each of the individuals identified on Schedules I and II is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     Under the terms of the Stockholder Agreement between COUNTRY Life Insurance Company (“COUNTRY Life”) and Shield dated October 29, 2003 (the “Stockholder Agreement”), COUNTRY Life has the right, under certain circumstances and as described further in Item 4 herein, to purchase from Shield up to 2,102,385 shares of the Issuer’s Common Stock held by Shield (the “Shares”) for an aggregate exercise price of $42.6 million (or $20.25

CUSIP No. 221774102	13D

per share). In the event COUNTRY Life exercises its right to acquire the Shares under the terms of the Stockholder Agreement, to Shield’s knowledge, COUNTRY Life intends to obtain the funds necessary to acquire such Shares, directly or indirectly, from internal cash and short term investment assets.

Item 4. Purpose of Transaction

     On October 29, 2003, certain companies of COUNTRY Insurance & Financial Services (“COUNTRY”) on the one hand, and Shield, Issuer and other companies of the Cotton States Insurance Group (“Cotton States”) on the other hand, entered into a letter agreement (the “Letter Agreement”), which outlines the terms of a proposed transaction (the “Transaction”). The Transaction includes, among other things, the acquisition by COUNTRY Life or an affiliate of all outstanding capital stock of the Issuer, including the stock owned by Shield, a wholly-owned subsidiary of Cotton States Mutual. The Letter Agreement provides, however, that the Letter Agreement does not constitute a binding agreement for the purchase of the Issuer and certain of its affiliates but shall represent the intention of the parties to proceed to consummate the Transaction. Simultaneously with the execution of the Letter Agreement, COUNTRY Life and Shield entered into the Stockholder Agreement, the terms of which grant COUNTRY Life an option and a proxy (more fully described below) with respect to the Shares.

Letter Agreement.

     Under the terms of the Letter Agreement, Cotton States Mutual, the Issuer and each of their affiliates agreed that immediately upon execution and delivery of the Letter Agreement they would terminate all negotiations and other discussions with third parties regarding an affiliation, acquisition, business combination or purchase of all or any portion of the stock or assets of Cotton States Mutual, the Issuer or any of their affiliates, whether by stock purchase, merger, asset acquisition or otherwise (an “Acquisition”). Additionally, Cotton States Mutual, the Issuer and each of their affiliates agreed that for a period beginning on the date of acceptance of the Letter Agreement until the earlier of (i) January 31, 2004, or (ii) the date on which COUNTRY provides notice in writing of its intention to terminate the Letter Agreement (the “Exclusivity Period”), neither Cotton States Mutual, the Issuer nor any of their affiliates, nor any officer, director, employee, agent or representative (including their financial or other advisors), would, directly or indirectly:

(i)	solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition; or

(ii)	except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of Cotton States Mutual, the Issuer or any of their affiliates, or afford to any person or entity access to the properties, books or records of Cotton States Mutual, the Issuer or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

CUSIP No. 221774102	13D

     Notwithstanding the foregoing, the terms of the Letter Agreement will not prohibit Cotton States and its Board of Directors from taking any action to comply with its fiduciary duties imposed by applicable law, including, without limitation, the termination of the Letter Agreement; provided, however, in the event of such termination, COUNTRY will be entitled to receive the break-up fee described below and shall be entitled to exercise its rights pursuant to the Stockholder Agreement (as described below) for the period set forth in the Letter Agreement.

     The Letter Agreement provides that, if, during the Exclusivity Period, Cotton States Mutual, the Issuer or any of their affiliates receives any offer with respect to an Acquisition, Cotton States Mutual shall immediately provide a copy of such offer to COUNTRY and shall keep COUNTRY informed of all steps Cotton States Mutual, the Issuer or any of their affiliates are taking in response to such Acquisition proposal. Under the terms of the Letter Agreement, Cotton States also agreed that if: (i) the board of directors of either Cotton States Mutual or the Issuer fails to approve the Transaction within seven days of completion of the definitive Transaction agreements; (ii) the board of directors of either Cotton States Mutual or the Issuer withdraws or modifies its approval of the Letter Agreement or the Transaction; (iii) during the Exclusivity Period, Cotton States fails to comply with the exclusivity provisions of the Letter Agreement; or (iv) during the Exclusivity Period and for a period of 365 days thereafter either (x) an Acquisition of Cotton States is consummated by a third party other than COUNTRY or (y) Cotton States enters into an Acquisition agreement with a party other than COUNTRY, then Cotton States Mutual and the Issuer, jointly and severally, would, simultaneously with such event, pay to COUNTRY (by wire transfer of immediately available funds) $6.5 million. However, if during the Exclusivity Period (i) COUNTRY requires the Issuer to execute a new letter agreement or definitive agreement that reduces the price per share of the Issuer’s stock below $20.25, and (ii) the Board of Directors of Cotton States recommends to its shareholders that the shareholders accept, tender into, or vote in favor of an unsolicited proposal from a third party to purchase all of the shares of the Issuer stock at a price per share that is higher than the price then being proposed by COUNTRY, then such action, after appropriate negotiation and due diligence with such third party, would not constitute a breach of the exclusivity provisions of the Letter Agreement, and COUNTRY would not be entitled to receive the amount set forth in the Letter Agreement and would not be entitled to exercise its rights pursuant to the Stockholder Agreement (described below).

     The terms of the Letter Agreement also provided that, contemporaneously with accepting the Letter Agreement, Cotton States Mutual would cause Shield to execute and deliver to COUNTRY a stockholder agreement pertaining to the Shares in the form provided.

     While the terms of the Letter Agreement are generally non-binding, those terms with respect to the Exclusivity Period, Stockholder Agreement and payment of amounts upon certain conditions described above are binding.

     The foregoing descriptions are qualified in their entirety by reference to the text of the Letter Agreement which is incorporated herein by this reference and a copy of which is filed as Exhibit 99.1 to this Schedule 13D.

CUSIP No. 221774102	13D

Stockholder Agreement.

     Option. Under the terms of the Stockholder Agreement, Shield has granted to COUNTRY Life an irrevocable option (the “Option”) to purchase the Shares then held by Shield at a price of US$20.25 per share, payable in cash. Subject to the terms of the Stockholder Agreement, the Option is exercisable at any time after the occurrence of any Acquisition Proposal (as defined below) or an event entitling COUNTRY to the break-up fee set forth in the Letter Agreement. The Option expires on the earliest of: (i) the date that is 365 days after the expiration of the Exclusivity Period; (ii) the date that is thirty (30) days after the later of the date that all approvals to the Transaction required under applicable insurance regulatory laws have been obtained or a final non-appealable determination or order has been made that such approvals will not be granted; all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) required for the purchase of the Shares upon such exercise shall have expired or been terminated or a final non-appealable determination or order has been made that such approval will not be granted; and all other conditions to closing have been satisfied; and (iii) the date a final non-appealable order of a federal or state court in effect preventing the exercise of the Option or consummation of the Transaction or any law or order enacted, promulgated or issued or deemed applicable to the Option or the Transaction by any governmental entity that would make exercise of the Option or consummation of the Transaction illegal. Under the terms of the Stockholder Agreement, the term “Acquisition Proposal” means any proposal or offer made by any person or group other than COUNTRY or COUNTRY Life (in each case, whether or not in writing and whether or not delivered to the stockholders of the Issuer generally) relating to: (i) any direct or indirect acquisition or purchase which is structured to permit such person or group to acquire beneficial ownership of at least 10% of the assets of the Issuer or any of its subsidiaries or of over 10% of any class of equity securities of the Issuer or any of its subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any person, other than COUNTRY, COUNTRY Life, their affiliates or any group of which any of them is a member beneficially owning 10% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries.

     Voting of Shares. Under the Stockholder Agreement, Shield has agreed that, during the term of the Option, Shield shall, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, vote (or cause to be voted) all Shares then held of record or beneficially owned by Stockholder, (i) in favor of the Transaction, the execution and delivery by the Issuer of the agreements related to the Transaction and the approval of the terms thereof and each of the other actions contemplated by such agreements and the Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any proposal relating to an Acquisition Proposal or any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Letter Agreement or the definitive agreements with respect to the Transaction; provided, however, that Shield shall continue to have the right to vote in its sole discretion at an annual meeting on all matters not involving or related to the Transaction or an Acquisition Proposal. Under the Stockholder Agreement, Shield also, subject to any regulatory approval, if any, required to be obtained from a governmental agency under insurance regulatory

CUSIP No. 221774102	13D

laws, irrevocably granted to and appointed COUNTRY Life and any of its designees (and each of them individually) Shield’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of Shield, to vote the Shares beneficially owned by Shield, or to grant a consent or approval in respect of such Shares, in the manner specified above. Such proxy is coupled with an interest and is therefore irrevocable.

     Covenants. Under the terms of the Stockholder Agreement, Shield also has agreed that it will not:

(a)	offer to transfer (which term shall include, without limitation, any sale, tender, gift, pledge, assignment or other disposition), transfer, or consent to any transfer of, any or all of the Shares beneficially owned by Shield or any interest therein,

(b)	enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein,

(c)	grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares,

(d)	deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or

(e)	take any other action that would make any representation or warranty of Shield contained in the Stockholder Agreement untrue or incorrect or in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Agreement or the transactions contemplated thereby.

     Additionally, under the terms of the Stockholder Agreement, Shield has agreed that it will not, directly or indirectly:

(a)	solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition; or

(b)	except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of any of the companies in Cotton States or any of their affiliates, or afford to any person or entity access to the properties, books or records of any of the companies in Cotton States or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

     The foregoing descriptions are qualified in their entirety by reference to the text of the Stockholder Agreement, which is incorporated herein by this reference and a copy of which is filed as an Exhibit 99.2 to this Schedule 13D.

CUSIP No. 221774102	13D

Item 5. Interest in Securities of the Issuer

     (a)  The beneficial ownership of the Issuer’s Common Stock of each of the Reporting Persons (based on the number of outstanding shares of the Issuer’s Common Stock as of June 30, 2003 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003) is set forth in Schedule III attached hereto and incorporated herein by this reference.

     (b)  With the exception of the Reporting Company which, as a result of entering into the Stockholder Agreement, may be deemed to possess sole power or shared power to vote (or direct the vote of) 2,102,385 shares of the Issuer’s Common Stock, each of the Reporting Persons has sole voting and dispositive power with respect to the shares of Common Stock indicated in Schedule III.

     (c)  Except as set forth herein, none of the Reporting Persons have engaged in any transaction involving the Issuer’s Common Stock during the past sixty days.

     (d)  The Mutual Company has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Company’s shares of Cotton States.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As described in Item 4 herein, the Reporting Company has entered into a Letter Agreement and a Stockholder Agreement with COUNTRY with respect to the Shares. Copies of the Letter Agreement and the Stockholder Agreement are filed as Exhibits 99.1 and 99.2 to this Schedule 13D and are incorporated herein.

Item 7. Material to be filed as Exhibits

     The following documents are filed as exhibits:

     1.     Letter Agreement, dated October 29, 2003, between the Reporting Company and COUNTRY.

     2.     Stockholder Agreement, dated October 29, 2003, between the Reporting Company and COUNTRY Life.

CUSIP No. 221774102	13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2003

SHIELD INSURANCE COMPANY

By:	/s/ J. Ridley Howard

Name:	J. Ridley Howard
Title:	Chairman of the Board of Directors,
President and Chief Executive Officer

CUSIP No. 221774102	13D

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SHIELD INSURANCE COMPANY

Name	Principal Occupation or Employment	Address

J. Ridley Howard	President, Chief Executive Officer and Chairman of the Board of Directors of Cotton States Life Insurance Company, Cotton States Mutual Insurance Company, Shield Insurance Company, CSI Brokerage Services, Inc. and Cotton States Marketing Resources, Inc.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

Harry Scott	Senior Vice President of Cotton States Life Insurance Company, Cotton States Mutual Insurance Company, Shield Insurance Company, CSI Brokerage Services, Inc. and Cotton States Marketing Resources, Inc.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

William J. Barlow	Vice President of Finance and Controller for Cotton States Life Insurance Company, Cotton States Mutual Insurance Company and Shield Insurance Company.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

Wendy Chamblee	Vice President of Human Resources and Corporate Communications and Secretary for Cotton States Life Insurance Company, Cotton States Mutual Insurance Company and Shield Insurance Company.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

W. Michael Cook	Vice President of Marketing for Cotton States Life Insurance Company, Cotton States Mutual Insurance Company and Shield Insurance Company.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

CUSIP No. 221774102	13D

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
COTTON STATES MUTUAL INSURANCE COMPANY

A. Directors of Cotton States Mutual Insurance Company

Name	Principal Occupation or Employment	Address

Carol D. Cherry	Chairman of the Board of Directors of Shop’n Chek, Inc.	6025 The Corners Parkway, Suite 200 Norcross, Georgia 30092

Gaylord O. Coan	Former President of Gold Kist, Inc. and Chairman of the Executive Committee of Cotton States Life Insurance Company	9810 Medlock Bridge Rd., Suite 203-A Duluth, Georgia 30097-2056

Thomas A. Harris	President and Chief Executive Officer of Merchant Capital Investments, Inc.	250 Commerce Street Montgomery, Alabama 36104

J. Ridley Howard	President, Chief Executive Officer and Chairman of the Board of Directors of Cotton States Life Insurance Company, Cotton States Mutual Insurance Company, Shield Insurance Company, CSI Brokerage Services, Inc. and Cotton States Marketing Resources, Inc.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

Robert C. McMahan	President and Chief Executive Officer of Golden Point Group, Inc.	725 Registry Lane Atlanta, Georgia 30342

Darrell D. Pittard	Managing Partner, Chairman and Chief Executive Officer of Currahee Bridge Development, LLC	4270 West Club Lane, NE Atlanta, Georgia 30319

Mathews D. Swift	President and Chief Operating Officer of W.C. Bradley Co., Real Estate Division and President of Developers-Investors, Inc.	1001 Front Avenue Colombus, Georgia 31901

E. Jenner Wood, III	President of SunTrust, Central Group	One Park Place, NE Atlanta, Georgia 30303

CUSIP No. 221774102	13D

B. Executive Officers of Cotton States Mutual Insurance Company

Principal Occupation or
Name	Employment	Address

J. Ridley Howard	President, Chief Executive Officer and Chairman of the Board of Directors of Cotton States Life Insurance Company, Cotton States Mutual Insurance Company, Shield Insurance Company, CSI Brokerage Services, Inc. and Cotton States Marketing Resources, Inc.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

Harry Scott	Senior Vice President of Cotton States Life Insurance Company, Cotton States Mutual Insurance Company, Shield Insurance Company, CSI Brokerage Services, Inc. and Cotton States Marketing Resources, Inc.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

William J. Barlow	Vice President of Finance and Controller for Cotton States Life Insurance Company, Cotton States Mutual Insurance Company and Shield Insurance Company.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

Wendy Chamblee	Vice President of Human Resources and Corporate Communications and Secretary for Cotton States Life Insurance Company, Cotton States Mutual Insurance Company and Shield Insurance Company.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

W. Michael Cook	Vice President of Marketing for Cotton States Life Insurance Company, Cotton States Mutual Insurance Company and Shield Insurance Company.	244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30326

CUSIP No. 221774102	13D

SCHEDULE III

BENEFICIAL OWNERSHIP OF REPORTING PERSONS

	Number of Shares
Name of Reporting Person	Beneficially Owned	Percentage

Shield Insurance Company	2,102,385	33.2
Cotton States Mutual Insurance Company	0	0
Carol D. Cherry	675	.011
Gaylord O. Coan	500	.008
Thomas A. Harris	5,187	.082
J. Ridley Howard	81,994	1.297
Robert C. McMahan	2,109	.033
Darrell D. Pittard	2,000	.032
Mathews D. Swift	875	.014
E. Jenner Wood, III	1,405	.022
Harry V. Scott	6,000	.095
William J. Barlow	4,431	.070
Wendy Chamblee	2,994	.047
W. Michael Cook	529	.008

CUSIP No. 221774102	13D

Exhibit Index

Exhibit Number	Description

99.1	Letter Agreement dated as of October 29, 2003, by and between COUNTRY Insurance & Financial Services, Cotton States Mutual Insurance Company, Shield Insurance Company, Cotton States Life Insurance Company and their affiliates

99.2	Stockholder Agreement dated as of October 29, 2003 by and between COUNTRY Life Insurance Company and Shield Insurance Company